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                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          for the month of May, 2001
                                           ---



                           FANTOM TECHNOLOGIES INC.
        ---------------------------------------------------------------
                (Translation of registrant's name into English)



                               1110 Hansler Road
                       Welland, Ontario, Canada L3B 5S1
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                   (Address of principal executive offices)


               Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F      X           Form 40-F
                          ----------                 ___________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 under the Securities Exchange Act of 1934.

               Yes                        No              X
                          __________                 -----------

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-
   ------------

                                       1
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                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          FANTOM TECHNOLOGIES INC.


Date:  May 14, 2001                       by:  "Walter J. Palmer"
                                            ------------------------------------
                                               Walter J. Palmer
                                               Secretary
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                                   ITEM LIST

1.       Press Release dated May 11, 2001

2.       Material Change Report dated May 14, 2001